SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Harper Group, Inc.
(Name of issuer)

Common Stock
(Title of Class of Securities)

413459108
(CUSIP Number)

Peter Gibert
260 Townsend Street
San Francisco, California 94107 (415) 978-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 1996
(Date of Event  which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

Check the following box if a fee is being paid with the statement __.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

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CUSIP No. 413459108

Page 2 of 5 Pages
13D

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Peter Gibert
     S.S. ####-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2 (D)
     OR 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen


   NUMBER OF
      SHARES    7          SOLE VOTING POWER
                                   1,016,368
BENEFICIALLY
    OWNED BY    8        SHARED VOTING POWER
                                          -0-
        EACH
   REPORTING    9     SOLE DISPOSITIVE POWER
                                   1,016,368

 PERSON WITH   10   SHARED DISPOSITIVE POWER
                                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       1,016,368

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                    -0-

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 6.5%
14  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 413459108

Page 3 of 5 Pages

13D

ITEM 1.  Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share (the "Common Stock"), issued by The Harper Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 260 Townsend Street, San Francisco, California 94107-0933.

ITEM 2.  Identity and Background.

The following person is filing this statement:

                                    Present Principal Occupation or
                                    Employment;  Name, Principal
                                    Business,
Name and Residence or               and Address of Organization in which
Business Address                    such Employment is Conducted

Peter Gibert                        President and Chief Executive
                                    Officer
260 Townsend Street                 The Harper Group, Inc.
San Francisco, CA 94107-0933        260 Townsend Street
(business)                          San Francisco, California 94107-0933
                                    (international freight forwarding,
                                    transportation and brokerage)

During the last five years, Mr. Gibert has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

Mr. Gibert is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or other Consideration.

Mr. Gibert acquired 751,667 shares pursuant to the sale of Darrell J. Sekin & Co., Inc. to The Harper Group, Inc. in May, 1991. Thereafter, on February 18, 1992 he acquired 375,833 shares pursuant to a 50% stock dividend declared by the Company. See also the description of the award of 32,735 shares of restricted stock under Item 6 below.

ITEM 4.  Purposes of Transaction.

On March 19, 1996, Mr. Gibert sold a total of 16,367 shares on the open market.

The purpose of this transaction was to generate cash for personal financial requirements.
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CUSIP No. 413459108
Page 4 of 5 Pages
13D

ITEM 5.  Interest in Securities of the Issuer.

(a) Peter Gibert owns a total of 1,016,368 shares of the Company common stock, or 6.5% of the total outstanding, following the disposition which is the subject of this Schedule 13D.

An additional 147,451 shares are held in a trust for the benefit of Mr. Gibert's children. Mr. Gibert is not a trustee of his children's trust and does not have voting or investment power over such shares or a reversionary interest in the trust.

(b) Mr. Gibert has sole power to vote and direct the disposition of the 1,016,368 shares of the Company's Common Stock.

 (c) Other then as reported in Item 4 Mr. Gibert has not engaged in any transaction in the Company's common stock during the last 60 days.

ITEM 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Pursuant to an Employment Agreement between Mr. Gibert and the Company effective May 21, 1991, Mr. Gibert received an option to purchase 25,000 additional shares of the Company's common stock on May 23, 1991. A subsequent stock dividend increased this amount to a total of 37,500 shares. The option vested on November 23, 1991 has not yet been exercised. The Employment Agreement further provides for other employment benefits. The above-referenced Employment Agreement and Incentive Stock Option Agreement were discussed and incorporated into Mr. Gibert's Schedules 13D filed on May 25, 1991 and filed on January 22, 1992.

Effective as of March 16, 1995 Mr. Gibert received an award of 32,735 shares of restricted stock shares pursuant to the Company's Omnibus Equity Incentive Plan. The shares are subject to certain vesting restrictions as more fully discussed in the Company's Proxy Statement filed on or about April 3, 1994. For purposes of this Schedule 13D, these shares are included in the amount of shares owned by the reporting person.

On August 22, 1994 Mr. Gibert executed a Restated and Amended Promissory
Note in favor of the Company in the principal amount of $328,555. The terms of this Note are more fully discussed in the Company's Proxy Statement filed on or about April 3 1994.

The Restricted Stock Award Agreement referred to above, and the Restated and Amended Promissory Note were incorporated into Mr. Gibert's Schedule 13D filed on September 12, 1995.
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CUSIP No. 413459108

Page  5 of 5 Pages
13D

ITEM 7.  Material to be Filed as Exhibits.

None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 20, 1996
/S/ Peter Gibert